Delisting Determination, The Nasdaq Stock Market, LLC,
July 1, 2020,  Synthesis Energy Systems, Inc. The Nasdaq
Stock Market LLC (the Exchange) has determined to remove from listing the common stock of Synthesis Energy Systems, Inc. (the Company), effective at the opening of the trading session on July 13, 2020.
Based on review of information provided by the Company, Nasdaq
Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5550(b).
The Company was notified of the Staff determination on November 13, 2019. The Company appealed the determination to a Hearing Panel on November 20, 2019. Subsequently, Staff determined that the Company no longer met the requirements of Nasdaq Rule 5250(c)(1), which was notified to the Company on November 21, 2020.
In a decision dated January 8, 2020, the Panel determined to continue the Company listing, subject to certain milestones towards compliance. On May 13, 2020, the Company informed the Panel that despite its best efforts, it was unable to regain compliance with the milestones imposed by the Panel.
Therefore, the Panel issued a decision denying the Company continued listing and notified the Company that trading in the Company securities would be suspended on May 18, 2020.
The Listing Council did not call the matter for review.
The Staff determination to delist the Company became final on June 29, 2020.